Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No: 333-222470 February 20, 2018



1347 PROPERTY INSURANCE HOLDINGS

Investor Presentation

Cumulative Preferred Stock, Series A Offering

Safe Harbor

This document contains forward-looking statements and management may make additional forward looking statements in response to your questions. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company's business, financial condition and results of operations, among other factors. In some cases you can identify these statements by forward-looking words such as "may," "might," "will," "will likely result," "should," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "potential," "continue," "believes" and similar expressions, although some forward-looking statements are expressed differently. These forward-looking statements are based on the Company's current expectations and assumptions that are subject to risks and uncertainties that may cause its actual results, performance, or achievements to differ materially from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to the level of demand for the Company's coverage and the incidence of catastrophic events related to its coverage; the Company's ability to grow and remain profitable in the competitive insurance industry; its ability to access additional capital; its ability to attract and retain qualified personnel; changes in general economic, business and industry conditions; and legal, regulatory, and tax developments.

Offering Overview

Issuer:	1347 Property Insurance Holdings, Inc. ("PIH")
Security:	8.00% Cumulative Preferred Stock, Series A
Size:	800,000 shares ($20.0 million) excluding overallotment
Over-allotment:	120,000 shares ($3.0 million)
Public Offer Price:	$25.00
Listing:	NASDAQ
Ticker:	PIHPP(1)
Use of Proceeds:	General corporate purposes and to enhance regulatory capital to support growth
Book-Runner:	Boenning & Scattergood, Inc.
Co-Managers:	American Capital Partners, LLC and Joseph Gunnar & Co., LLC
Timing:	Launch February 20, 2018

(1) Application has been made to list the 8.00% Cumulative Preferred Stock, Series A on NASDAQ under the symbol 'PIHPP'. If listing is approved, we expect trading to commence within 30 days after the initial delivery of the 8.00% Cumulative Preferred Stock, Series A.

What is 1347 PIH?

PIH is a property and casualty insurance holding company that is . . . .

- Doing business in Louisiana, Texas, and Florida, as ***Maison Insurance Company***
  - *Maison Insurance Company* provides multi-peril, and wind/hail only, coverage to personal residential dwellings, and manufactured/mobile homes.
- A managing general agency (MGA) doing business in Louisiana, Texas, and Florida under the name of ***Maison Managers Inc.***
- A claims technical solutions company, ***ClaimCor, LLC***, which was acquired in January 2015 and provides turnkey, customized, client centric claim solutions to business partners

At A Glance

Ticker:	(NASDAQ: PIH)
Stock Price:	$7.05 (as of 1/26/2018)
Common Shares Outstanding:	6.0 million (as of 1/26/2018)
Book Value:	$7.62 (as of 9/30/2017)
Market Cap:	$42.2 million (as of 1/26/2018)
Sector / Industry:	Insurance

Corporate structure:

1347 Property Insurance Holdings, Inc

- Maison Insurance Company
- Maison Managers, Inc
- ClaimCor, LLC

Policy Count
40,930 at 9/30/2017

Total Assets
$115.5 million

A Exceptional
Financial Stability Rating®
Demotech, Inc.

Compelling Investment Opportunity

- Integrated Insurance Company
- Targeting Potentially High Return Markets With Significant Dislocation
- Experienced Management Team
- Favorable Reinsurance Market
- Potential to Expand into Other Coastal States

Experienced Management Team

Over 117 Years of Combined Homeowners Insurance Experience in Coastal States

Larry Swets *Chairman*	• Extensive executive leadership experience in the insurance industry including board seats with Kingsway Financial Services Inc. and Atlas Financial Holdings, Inc. • Founder of Itasca Financial LLC, an advisory and investment firm specializing in the insurance industry • Holds Chartered Financial Analyst designation
Douglas Raucy *President and CEO*	• President and CEO of Maison Insurance Co. • Founder of three homeowners insurance companies • Founder and former head of Allstate's National Catastrophe Team, over 20 years experience as an Allstate employee in various positions with 37 total years of insurance industry experience
John Hill *CFO*	• CFO of Maison Insurance Co., previously CFO of three P/C insurance companies • Over 15 years experience in the Florida homeowners market • 10 years of experience at a "Big Four" accounting firm
Dan Case *COO*	• Over 17 years of experience in the insurance and reinsurance industries • Former Executive Vice President at BMS Re following acquisition of Advocate Reinsurance Partners in September 2016 • Founding partner at Advocate Reinsurance Partners
Dean Stroud *VP of Underwriting*	• VP of underwriting for Maison Insurance Co. • Former President of Audubon Insurance Co. (AIG subsidiary) • Over 40 years of homeowner's underwriting experience

Diverse Book of Policies

- **Homeowners:** owner occupied dwellings, obtained through a network of independent agents
- **Wind / Hail:** protects insured from perils resulting only from wind and / or hail events, obtained through a network of independent agents as well as selective depopulation
- **Manufactured Home:** currently sourced from independent broker-dealers and independent agents
- **Other Dwellings:** non-owner occupied dwellings, distributed through independent agents
- **Commercial:** non-residential wind and / or hail through quota share

Policy Breakdown as of December 31, 2017

Type of Policy	Policy Count	% of Total Policies in Force
Homeowners	23,459	46.3%
Wind/Hail	17,434	34.4%
Manufactured Homes	5,389	10.6%
Other Dwellings	3,371	6.7%
Commercial	1,035	2.0%
Total Policy Count	50,688	100.0%


Homeowners 46%
Wind/Hail 34%
Manufactured Homes 11%
Other Dwellings 7%
Commerical 2%

Note: commercial program was cancelled effective 1/1/2018

Consistent Top-line Growth

Maison continues to increase its customer base while maintaining conservative underwriting standards supporting a 19% CAGR in gross written premiums since Q2 2013

Policy Count



60,000
50,000
40,000
30,000
20,000
10,000
-
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q4 '13 – Q4 '17
CAGR = 45%

Gross Premium Written ($ million)



$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
17%
$43.9
$51.3
YE 2015
YE 2016



$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
24%
$39.5
$48.8
YTD 2016
YTD 2017



Targeting the Right Markets at the Right Time

Targeting High Return Markets

1347 PIH continuously seeks to identify potential new markets where expansion opportunities may emerge and that meet the following strict criteria:

- Target coastal states with high property premiums in U.S.
- Demotech-rated carrier – can compete in mainstream market
- Seek favorable legislative environment
- Areas where coastal insurance capacity is scarce
- Locations where management has experience in writing and managing wind-risk and has independent and captive agent contacts
- Ability to grow to scale quickly in part due to an existing state-run depopulation program or private carrier partnerships



Coastal State Premiums Exceed National Average[1]

Coastal subset average homeowner's premium exceeded the national average by 11.7% in 2016

State	2015 Average Homeowner's Premium	2016 Average Homeowner's Premium	% Change	Total 2016 State DPW ($ mln)
Florida	$1,079	$1,122	4.0%	$12,255
Texas	$1,110	$1,159	4.4%	$11,760
Louisiana	$1,095	$1,142	4.3%	$2,627
North Carolina	$1,086	$1,129	4.0%	$3,043
Virginia	$1,145	$1,182	3.2%	$2,542
Alabama	$1,089	$1,135	4.2%	$2,037
Mississippi	$1,075	$1,119	4.1%	$1,208
Subset Average	$1,097	$1,141		
National Average	$965	$1,022		

(1) Source: SNL

PIH Building Market Share

- PIH has consistently pointed to an intermediate term market share goal for Louisiana of 2% to 3%. At December 31, 2016, PIH's market share was 1.8%.
- For 2016, the total market dollar volume of Direct Premiums Written (DPW) in Louisiana was approximately $2.6 billion.
- Based on 2016 DPW, a 2% market share would translate to $53 million of premiums for PIH. A 3% market share would translate to $79 million of premiums.
- The table above provides an example of what a similar penetration rate in Texas and Florida would imply for PIH in terms of Homeowners' DPW.*

State	2016 DPW ($ in millions)	Current share	2% share	3% share
Florida	$12,255	-	$245	$368
Texas	$11,760	<1.0%	$235	$353
Louisiana	$2,627	1.8%	$53	$79
Total	**$26,642**		**$533**	**$800**

Source: SNL Financial



States 1347 PIH operates

* Illustration should not be viewed as guidance or a firm projection

Current Markets

PIH intends, either organically or through acquisition, to expand into other coastal states that fit their selection criteria.

Texas
(Admitted and Writing)



- Large market opportunity
- Potential partnership opportunities
- Company focusing on homeowners along with "wind-only" policies and other underserved markets (manufactured homes)
- Depopulations from Texas Windstorm Insurance Association (TWIA)

Louisiana
(Admitted and Writing)



- Favorable regulatory environment
- Continued opportunity to expand independent agent distribution network through management's extensive experience in Louisiana homeowner market

Florida
(Admitted and Writing)



- Focus on wind-only and specialty products
- Large market opportunity with extensive management experience
- Plans to initiate voluntary writings in 1H2018
- Participated in depopulation in 2017

Louisiana

- Second highest overall insurance rates in the country
  - Average annual premium: $1,142[1]
- Low loss cost and, attritional (non-catastrophe) loss ratios run less than 20%
  - Wind-only policies experience less than 10%
- No mandatory catastrophe-cost overhang, and traditional reinsurance costs are nearing all-time lows
- Significant opportunity to expand independent agent distribution network through chief underwriting officer's 40 years of experience in Louisiana homeowner market



Maison Insurance

Population : 4.7 million

2016 Premiums Written: $2.63 Billion

Top Three in Market Share: State Farm / Allstate / Citizens

Source: U.S. Census, SNL Financial

(1) SNL FINANCIAL

Texas

- Large market opportunity
- Potential partnership opportunities
- Company focusing on homeowners along with "wind-only" policies and other underserved markets and products such as manufactured homes
- Depopulations from Texas Windstorm Insurance Association (TWIA)
- Consider other lines of business

Maison Insurance



Population : 28.1 million

2016 Premiums
Written: $11.76 Billion

Top Three in Market Share: State Farm / Texas Farmers / Texas Windstorm

Source: U.S. Census, SNL Financial

Florida

- Improving regulatory environment
- Large market opportunity
- Depopulated wind-only policies in December 2017 and plan to depopulate additional wind-hail policies in 2018
- Finalizing participation in Citizens' clearinghouse and voluntary markets
- Extensive Management Experience

Population : 20.7 million

2016 Premiums
Written: $12.26 Billion

Top Three in Market Share: Citizens / Universal P&C / State Farm

Source: U.S. Census, SNL Financial



Blending A High Growth Business With A Conservative Underwriting Criteria

Business Model

- Claims are a natural and expected aspect of our business – we are able to differentiate ourselves among our competitors by delivering timely and accurate resolution when claims occur

- We design, model and operate the business with the expectation that we will earn a positive return during nearly all claims scenarios - the mix and spread of policies is critical in achieving this goal as is a strong underwriting model

- Big storms such as hurricanes do happen. These catastrophe level ("CAT") storms are also an expected aspect of the business and are included in our planning processes

- In order to quantify and limit our financial risk should a "CAT" event occur, we purchase sufficient reinsurance to cover potential loss, including small and multiple CAT events


Positive Returns
Timely Resolution
Sufficient Reinsurance

Reinsurance Structure

Company Created a Reinsurance Program Focused on Preserving Capital

Maison Catastrophe Reinsurance Structure
Treaty Year 2017-2018



$200 M
Top, Drop & Agg.
$25 M xs $175 M
$175M
5th XOL
$50 M xs $125 M
$125M
4th XOL
$50 M xs $75 M
$75M
3rd XOL
$25 M xs $50 M
$50M
2nd XOL
$25 M xs $25 M
$25M
1st XOL
$20 M xs $5 M
$5M
Retention
1st EVENT
$197 M
Top, Drop & Agg.
$22 M xs $175 M
$175M
5th XOL
$50 M xs $125 M
$125M
4th XOL
$50 M xs $75 M
$75M
3rd XOL
$25 M xs $50 M
$50M
2nd XOL
$25 M xs $25 M
$25M
1st XOL
$20 M xs $5 M
$5M
Top, Drop & Agg $3 M xs $2 M
$2M
Retention
2nd EVENT
$22M
Top, Drop & Agg
$22 M xs $0
3rd EVENT

Note: (1) $7 million aggregate retention on program. (2) Aggregate has $250K franchise deductible

Disciplined Underwriting Practices

PIH has disciplined underwriting practices in place to select quality risks for wind / hail-only and full coverage policies

- Develop products tailored for the market
- Utilize technology to assess insurance to value
- Physically inspect every insured risk written organically through independent agents
- Manage catastrophe risks through reinsurance, periodic modeling of in-force exposures and individual policy characteristics, e.g., roof engineering
- Responsive, efficient, and experienced claims operation
- Address classes of risks and rate adequacy with annual rate filings



Balance Sheet That Can Support Growth

Balance Sheet

$ in Thousands	12/31/16	09/30/17	Offering Adjustments(1,2)	Pro Forma Offering
Total Investments	$ 28,396	$ 49,702	$ -	$ 49,702
Cash and Equivalents	43,045	25,679	15,197	40,876
Total Cash and Investments	71,441	75,381	15,197	90,578
Reinsurance Loss Recoverables	4,096	25,327	-	25,327
Other Assets	15,312	14,815	-	14,815
Total Assets	$ 90,849	$ 115,523	$ 15,197	$ 130,720
Loss and Loss Adjustment Expense Reserves	$ 6,971	$ 22,091	$ -	$ 22,091
Unearned Premiums	25,821	32,170	-	32,170
Series B Preferred Stock	2,708	2,744	(2,744)	-
Other Liabilities	8,992	12,920	-	12,920
Total Liabilities	44,492	69,925	(2,744)	67,181
Total Stockholders Equity	$ 46,357	$ 45,598	$ 17,941	$ 63,539
Total Liabilities and Stockholders Equity	$ 90,849	$ 115,523	$ 15,197	$ 130,720

(1) Assumes entire offering sold; net of underwriting discount, commissions, offering expenses, and redemption of Series B Preferred Stock
(2) Assumes no exercise of the underwriters' over-allotment

Portfolio Composition

As of September 30, 2017

- Investment Grade Fixed Income – 95.0% of Portfolio Assets.
- Equity and Other Investments – 5.4% of Portfolio Assets
- At September 30, 2017, 49.0% of the fixed income portfolio has contractual maturities of 5 years or less



State Munis 11%
US Gov't 6%
Other 5%
Short Term 4%
Asset-Backed 33%
Corporate 41%

Diversified Earnings Power

PIH has built a diversified revenue base supported by non-catastrophic income which is poised for strong earnings generation

$ in Thousands	FY 12/31/16	YTD 09/30/16	YTD 09/30/17	LTM 09/30/17
Total Revenue	$ 32,256	$ 24,124	$ 26,994	$ 35,126
Total Expenses	32,137	26,310	28,487	34,314
Income (Loss) Before Income Tax Benefit	119	(2,186)	(1,493)	812
Income Tax Expense (Benefit)	108	(605)	(397)	316
Net Income (Loss)	$ 11	$ (1,581)	$ (1,096)	$ 496
Net Income (Loss) per Common Share:				
Basic and Diluted	$ 0.00	$ (0.26)	$ (0.18)	$ 0.08
Weighted Average Common Shares Outstanding:				
Basic and Diluted	6,047,979	6,076,838	5,959,300	5,958,407
Consolidated Statements of Comprehensive Income (Loss)				
Net Income (Loss)	11	(1,581)	(1,096)	496
Unrealized Gains (Losses) on Investments Available for Sale, Net of Income Taxes	(3)	310	94	(219)
Comprehensive Income (Loss)	$ 8	$ (1,271)	$ (1,002)	$ 277

Diversified Cashflow Drivers

1. Earnings of Insurance Company
2. Surplus Note Interest Income
3. Maison Managers Policy Fees
4. ClaimCor Fees
5. Investment Income
6. Brokerage Sharing

Peer Comparison

Public P&C Companies with total equity less than $100M

	Ticker	Name	Total Equity ($MM)	Capital & Surplus / Assets (%)	LTM ROAE (%)	LTM NPW ($MM)	NPW / Avg. C&S (%)	Loss & LAE Ratio* (%)	Expense Ratio* (%)	Combined Ratio* (%)	2/15/18 Price ($)	Market Cap ($MM)	Div. Yield (%)	Price / Book (%)	Price / LTM Earnings (x)
			Operating Information								Market Information				
1	KINS	Kingstone Companies, Inc.	93.8	43.6	13.0	85.8	110.6	42.5	37.1	79.6	20.50	216.2	1.95	232.1	20.5
2	FAC	First Acceptance Corporation	76.0	18.1	(2.3)	299.0	379.2	83.7	27.3	111.0	1.14	47.0	-	61.8	NM
3	ICCH	ICC Holdings, Inc.	63.7	41.6	2.8	44.7	85.2	62.2	36.6	98.9	15.21	53.2	-	83.5	35.7
4	UNAM	Unico American Corporation	63.0	45.6	(8.0)	32.6	54.6	89.9	31.8	121.8	8.25	43.8	-	69.5	NM
5	CNFR	Conifer Holdings, Inc.	52.5	22.2	(39.7)	90.9	137.8	80.0	44.2	124.2	5.90	51.5	-	95.7	NM
6	NSEC	National Security Group, Inc.	47.1	31.1	(4.1)	61.5	128.0	76.4	35.3	111.7	15.95	40.2	1.25	85.4	NM
		Average	66.0	33.7	(6.4)	102.4	149.2	72.5	35.4	107.8		75.3	0.53	104.7	28.1
		Median	63.3	36.4	(3.2)	73.7	119.3	78.2	36.0	111.3		49.3	-	84.4	28.1
	PIH	1347 Property Insurance Holdings, Inc.	45.6	39.5	1.1	39.1	84.1	47.7	50.4	98.1	6.98	41.6	-	91.6	NM

Florida P&C Peers

	Ticker	Name	Total Equity ($MM)	Capital & Surplus / Assets (%)	LTM ROAE (%)	LTM NPW ($MM)	NPW / Avg. C&S (%)	Loss & LAE Ratio* (%)	Expense Ratio* (%)	Combined Ratio* (%)	2/15/18 Price ($)	Market Cap ($MM)	Div. Yield (%)	Price / Book (%)	Price / LTM Earnings (x)
			Operating Information								Market Information				
1	HCI	HCI Group, Inc.	193.1	18.8	(6.2)	229.1	98.2	76.5	38.8	115.4	35.38	346.1	3.96	165.6	NM
2	FNHC	Federated National Holding Company	228.8	19.4	(4.8)	325.0	134.8	80.6	35.3	115.9	14.81	190.6	2.16	91.1	NM
3	UIHC	United Insurance Holdings Corp.	501.2	23.0	(7.8)	475.5	136.0	67.5	37.5	105.1	18.71	791.4	1.28	159.5	NM
4	HRTG	Heritage Insurance Holdings, Inc.	301.7	18.9	0.3	377.9	106.2	67.7	37.7	105.4	16.90	448.9	1.42	131.6	NM
5	UVE	Universal Insurance Holdings, Inc.	420.6	22.6	21.2	710.2	178.9	55.6	36.6	92.3	28.95	997.1	1.93	237.1	12.6
		Average	329.1	20.5	0.5	423.6	130.8	69.6	37.2	106.8		554.8	2.15	157.0	12.6
		Median	301.7	19.4	(4.8)	377.9	134.8	67.7	37.5	105.4		448.9	1.93	159.5	12.6

Source: SNL; financials as of 9/30/2017

* Loss, expense, and combined ratios are calculated on a statutory basis; as of LTM 9/30/2017

Investor Takeaways

- Clean balance sheet and conservative reinsurance
- Underwriting systems designed for consistent profitability and ROEs based on current pricing metrics in non-CAT years
- Focused on markets management is familiar with, in geographic areas with addressable needs
- Management team with experience launching and rapidly expanding coastal insurance companies
- Opportunities with distribution partners and expansion into other states
- Strong pro forma dividend coverage and holding company capitalization/cash position
- Attractive yield opportunity





The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the information incorporated therein by reference, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the sole book-running manager or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting Boenning & Scattergood, Inc., 4 Tower Bridge, 200 Barr Harbor Drive, Suite 300, West Conshohocken, PA 19428, Attention: Prospectus Department, or by calling toll-free at (800) 883-1212 or by e-mail at syndicate@boenninginc.com. The most recent copy of the registration statement (including the preliminary prospectus) may be accessed through the following link:

1347 PROPERTY INSURANCE HOLDINGS

Investor Presentation

Cumulative Preferred Stock, Series A Offering